Exhibit 99.2

NICE Named a Leader in 2022 SPARK MatrixTM for Voice of the Customer for 2nd
Consecutive Year

NICE VoC positioned furthest to the right for technology excellence and recognized for its superior AI-infused solution that powers real-time actions in Quadrant Knowledge Solutions report

Hoboken, N.J., November 9, 2022 – NICE (Nasdaq: NICE) today announced that it has been recognized as a Technology Leader in the 2022 SPARK MatrixTM for Voice of the Customer (VoC) Platform report positioned furthest to the right for technology excellence. The Quadrant Knowledge Solutions report, which provides market insights, competitive evaluation, and rankings for 22 vendors, gave NICE Voice of the Customer the strongest rating for technology excellence. The report recognized NICE VoC as an AI-infused solution with the ability to instantly act on customer feedback to drive better customer engagement. For a complimentary copy of the report, click here.

Citing numerous strengths, the Quadrant Knowledge Solutions report noted that NICE VoC “can transform solicited and unsolicited digital feedback into a structured and unstructured data format and send alerts with respect to the metrics and trends,” helping organizations “leverage comprehensive experience insights to drive action and close the loop.” The report stated, “NICE VoC enriches its predictive, prescriptive, and proactive guidance, which assists agents, customers, and business users in making informed decisions by providing actionable intelligence in real-time during every interaction.” Further, the report highlighted NICE VoC’s inclusion in “CXone FedRAMP (Federal Risk and Authorization Management Program), which enables organizations to validate the security of the systems and protect customer data.”

According to Preshit Parab, Analyst, Quadrant Knowledge Solutions, “NICE offers superior AI-infused solutions that enable organizations to leverage deep and actionable insights in real-time to make informed decisions. NICE VoC platform’s ability to support real-time actions helps organizations instantly act on the feedback from customers to drive better customer engagement. The company continues to deliver value to its customers through its key technology differentiators, including customer journey-based analytics, real-time actions, a one-stop-shop VoC solution, and a holistic and unified solution.” Preshit added: “With its robust technology roadmap and vision, sophisticated technology solutions, and AI capabilities, NICE continues to remain a leader in the SPARK Matrix: Voice of the Customer (VoC), 2022.”

“NICE is pleased to be named once again as a VoC leader and recognized for our AI-infused solution that unifies, analyses, and acts on all forms of feedback across the customer’s digital-first omnichannel journey to increase customer loyalty and retention while enabling agents to best serve customers in real-time,” commented Barry Cooper, President, CX Division, NICE. “We are committed to Voice of the Customer innovations that remove friction from customer and agent experiences and that also address systemic issues to optimize the comprehensive customer journey.”

NICE’s commanding leadership in VoC is further demonstrated with recognition as the overall leader by Quadrant Knowledge Solutions in the 2022 SPARK Matrix for Speech Analytics report. The Quadrant Knowledge Solutions report gave NICE the highest ratings in both the technology excellence and customer impact performance parameters. The report acknowledged NICE CX Analytics’ key differentiators including “rapid time to value with out-of-the-box Enlighten AI solutions and use cases that include purpose-built AI technologies that are embedded into the NICE CX suite of applications and processes for real-time impact.” For a complimentary copy of the report, click here.

NICE Voice of the Customer powers organizations of all sizes to combine and analyze millions of customer interactions, solicited feedback, and operational data to uncover blind spots, increase customer satisfaction, and improve agent performance. A world-leading Voice of the Customer solution for organizations that rely on the strategic value of the contact center, NICE Voice of the Customer enables companies of all sizes across the globe to act on feedback and transform the customer experience at scale. A holistic solution unified with CXone and the NICE portfolio, NICE Voice of the Customer delivers superior AI and analytics to operationalize feedback on the frontline and across the comprehensive customer journey.

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients in achieving business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverables are designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments. For more available research, please visit https://quadrant-solutions.com/market-research/

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.